Exhibit 4.12

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF MARKING SUCH INFORMATION WITH BRACKETS (“[***]”) BECAUSE THE IDENTIFIED CONFIDENTIAL INFORMATION IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

EXCLUSIVE LICENSE AGREEMENT

THIS LICENCE AGREEMENT is made on the day of last signature on this Agreement (“Effective Date”)

BETWEEN

CANCER RESEARCH TECHNOLOGY LIMITED a company registered in England and Wales under number 1626049 with registered office at 2 Redman Place, London, E20 1JQ, England (CRT / Licensor); and

RADIOPHARM THERANOSTICS LIMITED, ACN: 647877889 of Suite 1, Level 3, 62 Lygon St, Carlton South, VIC, 3053 Australia of the other part, (Licensee / RPT).

INTRODUCTION

(A)	CRT is an oncology focused technology transfer and development company, which is wholly owned by CRUK (as defined below) and is responsible for the management and exploitation of the results derived from research funded by CRUK.

(B)	The Licensee wishes to acquire a licence under the Licensed Intellectual Property for the development and commercialisation of the Licensed Products in the Field and in the Territory.

(C)	The Licensor is willing to grant, and the Licensee is willing to take, such a licence on the terms of this Agreement.

AGREED TERMS

The Parties hereby agree as follows:

ARTICLE 1: DEFINITIONS AND TERM

1.1	Definitions. In this Agreement:

“Affiliate” of a Party means a Person that, directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with such Party. For purposes of this Section 1.1, “control” means (i) the direct or indirect ownership of 50 percent or more of the voting shares or other voting interests or interests in profits, or (ii) the ability to otherwise control or direct the decisions of board of directors or equivalent governing body thereof.

“Business Day” means any day, other than a Saturday, Sunday or day on which commercial banks located in Sydney Australia or London, UK, are authorized or required by law or regulation to close.

“Commercially Reasonable Efforts” means the efforts and resources commonly used by a company of a similar size and with similar resources to the Licensee (or, where applicable, its Sublicensee) for a product at a similar stage in its life cycle, taking into consideration its safety, efficacy, patent or other proprietary position, and all other relevant factors.

“Confidential Information” means: any information in tangible or non-tangible form (including oral disclosure), and/or physical items or materials relating to 18F-flouripivalate Positron Emission Tomography including but not limited to Know-How, Licensed IP, data, formulae, Development Plan, results of experimentation, knowledge chemical and biological structures and functions, inventions, techniques, research and development plans, business strategies, proposed terms for a further agreement, software, third party relationships, products and other technical or business information (whether or not marked as confidential) which is obtained by one party from another party hereunder or any of its representatives. Information in a compilation or a compilation of information may be Confidential Information notwithstanding some or all elements of the Confidential Information are in the public domain, provided that Confidential Information shall not include information and materials to the extent a Party can demonstrate through its contemporaneous written records that such information and materials are or have been:

(a)	known to the receiving Party, or in the public domain, at the time of its receipt by a Party, or which thereafter becomes part of the public domain other than by virtue of a breach of this Agreement or the obligations of confidentiality under this Agreement;

(b)	received without an obligation of confidentiality from a Third Party having the right to disclose without restrictions such information;

(c)	independently developed by the receiving Party without use of or reference to Confidential Information disclosed by the other Party; or

(d)	released from the restrictions set forth in this Agreement by the express prior written consent of the disclosing Party.

“Covers” or “Covered by” means, with reference to a particular Licensed Product that the manufacture, use, sale, offering for sale, performance, or importation of such Licensed Product would, but for ownership of, or a license granted under this Agreement to, the Licensed Patent infringe a Valid Claim which shall be considered separately with respect to each country in the Territory.

“CRUK” means Cancer Research UK, a charity and company registered in England and Wales with registered charity number 1089464 and registered company number 4325234 of 2 Redman Place, London, E20 1JQ, England and any successor organisation thereto.

“Development Plan” means the Key Milestones and corresponding time within which to attain the Key Milestones as set out in Schedule 1 as this may be amended from time to time in accordance with this Agreement.

“Dispute” means any controversy, claim or legal proceeding arising out of or relating to this Agreement, or the interpretation, breach, termination, or invalidity thereof.

“Expert” means a suitably qualified independent expert appointed by agreement between the Parties. However, in the event that the Parties are unable to reach agreement within fifteen (15) Business Days of either Party seeking in writing to the other to appoint such expert, each Party shall submit two (2) names to the President for the time being of the Association of the British Pharmaceutical Industry (or any successor body thereto), who shall select an individual from the names submitted.

“Field” means the diagnosis, imaging, prevention and treatment of any disease, state or condition.

“Future Patents” means patent applications claiming an invention that is conceived by or on behalf of the Licensee and that uses the Licensed Know-How in whole or part.

“IND” means an Investigational New Drug application filed with the United States Food and Drug Administration or the equivalent application or filing filed with any equivalent Regulatory Authority outside the United States of America (including any supranational agency such as the European Medicines Agency) necessary to commence human clinical trials in such jurisdiction.

“Indication” means, for each Licensed Product, a use for which a separate regulatory authorisation is, or would be, required for the marketing of such product, excluding: (i) label extension such as from a stage 4 cancer to a stage 3 of the same cancer, and (ii) different sub-categories of the same cancer type.

‘Intellectual Property’ means any form of intellectual property right including any Patent, Know-How, copyright, database right and design right including applications for such rights.

“Know-How” means unpatented technical information which is not in the public domain including information comprising or relating to concepts, discoveries, data, designs, formulae and ideas.

“Licensed Know-How” means Know-How in existence on the Effective Date that relates to the Licensed Patents (if any) which the Licensor is legally entitled to license to the Licensee under this Agreement, excluding information that is already disclosed in the Application and which Application has been published anywhere in the Territory.

“License Year” means each calendar year during the Term of this Agreement; except that the first License Year shall commence on the Effective Date and end on December 31 of the calendar year in which the Effective Date occurs.

“Licensed Patents” means PCT patent application titled “Labelled carboxylic acids and their uses in molecular imaging”, No. PCT/GB2014/051405 filed on 8 May 2014 (the Application), and all:

(a)	patents issuing thereon including and all

(i)	European patent No. EP2994169;

(ii)	United States patent No. US10,213,516; and

(iii)	United States patent No. US10,821,194: 8 May 2034

(b)	patent applications, continuations, divisional applications, and foreign equivalents that claim the same priority date as the Application;

(c)	continuations-in-part applications that repeat a substantial portion of any of the Application;

(d)	letters patent or the equivalent issued on the Application throughout the world;

(e)	amendments, extensions, renewals, reissues, and re-examinations of any of the foregoing; and

(f)	the Future Patents.

“Licensed Product” means a product (including kits, component sets or components thereof, regardless of concentration or formulation) that (i) which falls within the scope of one or more Valid Claims of any of the Licensed Patents and/or Future Patents in the relevant country or territory; and/or (ii) is developed using or which incorporates any part of the Licensed IP.

“Licensed IP” means all intellectual property rights in the Licensed Patents, the Future Patents and Licensed Know-How.

“Marketing Approval” means all approvals, licenses, registrations or authorizations of any federal, state or local Regulatory Authority, department, bureau or other governmental entity, including, without limitation, pricing and reimbursement approvals, necessary for the manufacturing, use, storage, import, transport, distribution, marketing and sale of the applicable Licensed Products in a country or regulatory jurisdiction.

“Major Markets” means United Kingdom, United States of America and the EU.

“Net Sales” means the total gross amount invoiced and received by Licensee, or its Affiliates or Sublicensees on the sale, lease, provision, or other disposition of the applicable Licensed Products to Third Parties (and for clarity excluding documented sponsored research and/or development activities, valued at the actual direct cost of such activities on a fully burdened basis (including reasonable margin for overhead)), less the following items, as determined from the books and records of Licensee, or its Affiliates:

(a)	insurance, handling and transportation charges actually invoiced;

(b)	amounts repaid, credited or allowed for rejection, return or recall;

(c)	sales or other excise taxes or other governmental charges levied on or measured by the invoiced amount (including, without limitation, value added taxes);

(d)	brokerage, customs and import duties or charges; and

(e)	normal and customary trade and quantity discounts (including chargebacks and allowances) and rebates which relate to the applicable Licensed Products.

For clarity, transfer of Licensed Products between or among Licensee and its Affiliates shall be excluded from the computation of Net Sales, except in those instances in which the purchaser is also the end-user of the Licensed Product. Further, transfers of reasonable quantities of Licensed Product by Licensee or any of its Affiliates to a Third Party that is not a Sublicensee for use in the development of such Licensed Product (and not for resale) and transfers of industry standard quantities of Licensed Product for promotional purposes shall not be deemed a sale of such Licensed Product that gives rise to Net Sales for purposes of this definition. For purposes of this definition, the Licensed Product shall be considered “sold” and “deductions” allowed when recorded as invoiced in the Licensee’s, its Affiliate’s or Sublicensee’s financial statements prepared in accordance with the relevant accounting standards.

‘Patent’ means any patent application or patent, including any extension, reissue, division, continuation, continuation-in-part or re-examination of any such application or patent, and any patent of addition or Supplementary Protection Certificate or similar rights based on any such application or patent;

“Person” means any person or entity, including any individual, trustee, corporation, partnership, trust, unincorporated organization, limited liability company, business association, firm, joint venture or governmental agency or authority.

“Phase 1 Clinical Trial” means, as to a specific Licensed Product, a clinical study in a small group of people for the first time to evaluate its safety, determine a safe dosage range, and identify side effects in patients as described in 21 C.F.R. § 312.21(a); or a similar clinical study in a country other than the United States.

“Phase 2 Clinical Trial” means, as to a specific Licensed Product, a clinical study in humans designed with the principal purpose of determining initial efficacy and dosing of such Licensed Product in the United States being investigated by the study, as described in 21 C.F.R. § 312.21(b); or a similar clinical study in a country other than the United States.

“Phase 3 Clinical Trial” means, as to a specific Licensed Product, a clinical study in humans of the efficacy and safety of such Licensed Product, which is prospectively designed to demonstrate statistically whether such Licensed Product is effective and safe for use in a manner sufficient to file an application to obtain Marketing Approval to market and sell that Licensed Product in the United States being investigated by the study, as described in 21 C.F.R. § 312.21(c), or which is actually used to file an application to obtain Marketing Approval for such Licensed Product; or similar clinical study in a country other than the United States.

“Progress Report” means a detailed written report produced by the Licensee in respect of: (i) the progress of development of Licensed Products against the current Development Plan; (ii) the progress of any applications to Regulatory Authority; and (iii) the progress of and plans for marketing and sale of Licensed Products.

“Quarter” means any of the three-monthly periods commencing on the first day of any of the months of January, April, July, and October in any year and “Quarterly” has a corresponding meaning.

“Regulatory Authorisations” means all authorisations, approvals, clearances, and licences of a Regulatory Authority that may be required in any country of the Territory prior to commercial sale of the relevant Licensed Product in the Field, including any necessary variations thereto.

“Regulatory Authority” means, with respect to any country or jurisdiction, any court, agency, department, authority or other instrumentality of any international, multinational or supra-national, national, regional, province, state, county, city or other political subdivision having responsibility for granting Marketing Approvals in such country or jurisdiction, including but not limited to the Federal Food and Drug Administration in the United States, the European Medicines Agency in the European Union, and the Ministry of Health, Labour and Welfare in Japan.

“Restricted Person” means any person who:

(i)	is involved in any of the following businesses: alcohol production, gambling, pornography, tobacco production, or arms manufacturing; and/or

(ii)	has a poor public image resulting from business practices, such as poor environmental conduct, a poor health and safety record, or a poor human rights record, which may reasonably be expected to be detrimental to the brand or reputation of the Licensor and/or CRUK; and/or

(iii)	is involved in any activities which:

(a)	are incompatible with the promotion of science, technology, business and medicine;

(b)	have the potential to compromise CRT and/or CRUK status as a charity;

(c)	may reasonably be expected to adversely impact Licensor’s ability to obtain research funding in furtherance of its charitable objects (being to provide the highest specialised instruction and the most advanced training, education, research and scholarship in science, technology, business and medicine, especially in their application to industry, and in pursuant of these objects to act in cooperation with other bodies).

“Sponsored Research Agreement” means the sponsored research agreement as referred to in Section 1.4.

“Sublicensee” means any Affiliate of Licensee or Third Party which enters into an agreement with Licensee involving the grant to such Affiliate or Third Party of any rights under the license granted to Licensee pursuant to this Agreement.

“Sublicence Revenues” means any monies or non-monetary consideration receivable from time to time by the Licensee in respect of any sublicence granted by the Licensee under this Agreement or in consideration of the grant of the right to acquire such a sublicence, including option fees, licence issue fees or other up-front payments, annual licence fees, milestone or other lump sum payments which are attributable to the grant of the rights in question or any other sums that the Licensee may realise from the launch of a Licensed Product (including any prize or other award made by a Regulatory Authority), all of which excluding consideration in the form of:

(a)	royalties received by Licensee and calculated under Sections 4.5 and 4.6 wholly as a function of sales of Licensed Products;

(b)	payments or reimbursement for documented sponsored research and/or development activities, valued at the actual direct cost of such activities on a fully burdened basis (including reasonable margin for overhead); and

(c)	milestone payments received by Licensee for which Licensee makes corresponding milestone payments to Licensor pursuant to Sections 4.2, but only in such amounts specified in Sections 4.3 (for clarity, all milestone payment amounts received by Licensee in excess of the amounts actually paid to Licensor or outside scope of milestones under Sections 4.2 shall be considered Sublicence Revenues).

In the case of non-monetary Sublicence Revenue, the value shall be assessed at the date of receipt of the same by the Licensee or, at the option of the Licensor, at the date the non-monetary consideration is realised as monetary and in the absence of agreement by the Parties, the value shall be determined by the Expert.

‘Supplementary Protection Certificate” means a right based on a patent pursuant to which the holder of the right is entitled to exclude third parties from using, making, having made, selling or otherwise disposing or offering to dispose of, importing or keeping the product to which the right relates, such as supplementary protection certificates in Europe, and any similar right anywhere in the world.

“Territory” means world-wide.

“Third Party” means a Person that is neither a Party to this Agreement nor an Affiliate of a Party.

“Valid Claim” means a claim of a pending patent application or an issued and unexpired patent included in the Licensed Patents and/or Future Patents in a particular jurisdiction, which claim has not, in such jurisdiction been finally rejected or been declared invalid or cancelled by the patent office or a court of competent jurisdiction in a decision that is no longer subject to appeal as a matter of right.

1.2	Interpretation. In this Agreement:

(a)	reference to the singular includes the plural and vice versa;

(b)	reference to “termination” includes “termination by expiry”;

(c)	reference to “products” (including “medicinal products”) shall include products whether in investigational or approved form;

(d)	reference to “persons” includes unincorporated and incorporated persons in any jurisdiction;

(e)	the words “include”, “including” and “in particular” are to be construed as being by way of illustration or emphasis only and are not to be construed so as to limit the generality of any words preceding them; and

(f)	the headings to sections and to schedules are to be ignored in construing this Agreement.

1.3	Term and Expiry. The term of this Agreement (the Term) shall commence on the Effective Date and, subject to the provisions for termination herein, this Agreement shall expire, on a country-by- country and Licensed Product-by-Licensed Product on the latter of

(a)	the date on which all Valid Claims covering the Licensed Products are expired, finally revoked, withdrawn, abandoned or finally disallowed, in each case, without the possibility of appeal or refiling of the claim, and expiry of the fifth (5th) year after the last to expire patents or 5 years after expiring of any exclusivity, or price, reimbursement protection; or

(b)	ten (10) years after the first commercial sale of a Licensed Product.

1.4	Sponsored Research Agreement. Separately and independent of the contemplated license agreement, the parties will enter into a sponsored research agreement pursuant to which Licensee will fund research at Imperial Innovations Limited and/or CRT in an amount to be agreed and for a term to be agreed, which research scope and related terms, including IP rights arising from the funded research, will be negotiated in good faith between the parties after the Effective Date.

ARTICLE 2: DEVELOPMENT AND COMMERCIALIZATION EFFORTS

2.1	Development and Commercialization Responsibilities. Subject to paragraph (a), the Licensee will comply with the current Development Plan including all timeframes set out in the Development Plan. Licensee shall have the sole right and control over, all of its development, manufacturing and commercialization activities (including all regulatory activities) with respect to Licensed Products in the Field and in the Territory. Licensee will update the Development Plan and provide a copy of the same to the Licensor at least once every six (6) months. The format of such updated Development Plan shall be no less detailed than, and consistent with the format of, the version annexed at Schedule 1 at the Effective Date, unless agreed otherwise by the Parties.

(a)	Licensee may request in writing that Licensor consent to revise the applicable time within which to attain a Key Milestone if supported by evidence of technical difficulties or delays in pre-clinical, clinical studies or regulatory processes that are outside of Licensee’s reasonable control, including, but not limited to, any delay that would result (a) from emerging safety issues causing the clinical program to be put on hold by a regulatory agency or sponsor and/or mandate before further preclinical works be conducted, (b) from a poor pharmacokinetic or pharmacodynamic profile or efficacy in man that would require further formulation or preclinical development to be conducted, (c) from any administrative issues in preclinical or clinical trial conduct (e.g. contract research or manufacturing organization failing to deliver work in due time, delays in patient recruitments), or (d) from preclinical or clinical findings requiring further investigations to be conducted. The parties will discuss any such request in good faith and Licensor will not unreasonably deny a request for appropriate extension provided that sufficient objective evidence of the nature set forth above is provided.

2.2	Transfer of Licensed Know-How. Licensor shall, promptly following the Effective Date, provide copies of all the Licensed Know-How in its possession or control as at the Effective Date and, with respect to Licensed Know-How that is not in Licensor possession or control as at the Effective Date Licensor’s obligation under this Section 2.2 shall be continuing throughout the term of this Agreement.

2.3	Licensee Diligence. Licensee shall exercise of such efforts and commitment of such resources by Licensee, including financial resources, directly or through one or more Sublicensees, in a diligent manner consistent with organizations in the pharmaceutical industry for a comparable development or commercialization program at a similar stage of development or commercialization. Without limiting the foregoing, Licensee shall:

(a)	adhere to the Development Plan. The Licensee shall update the Development Plan not less frequently than once in every twelve (12) months and provide a copy to the Licensor for comment and acting reasonably properly take into account any comments received in a timely manner from the Licensor and then finalise the updated Development Plan and issue a copy to the Licensor as soon as practicable. The finalised version shall stand as the ‘Development Plan’ to succeed the previous version for the purposes of this Agreement;

(b)	develop Licensed Products for use in the Field;

(c)	develop at least one Licensed Product with an oncology application suitable for use in human clinical trials;

(d)	pursue regulatory authorization for Licensed Products;

(e)	introduce Licensed Product into commercial market as soon as practicable;

(f)	pursue market penetration in the field for Licensed Products in Major Markets;

(g)	make each Licensed Product available throughout the United Kingdom at an affordable price within six months of launching such Licensed Product in any other country in the Territory; and

(h)	without prejudice to the generality of the foregoing, develop and commercialise in each of the Major Markets at least one Licensed Product with an application in an oncology Indication

(i)	maximise Net Sales and/or Sublicensee Revenue.

2.4	Progress Report. Licensee shall (a) provide Licensor with a Progress Report at least once every twelve (12) months; (b) at Licensor’s request, meet with the Licensor (by teleconference if a face- to-face meeting is not practical) to discuss the content of a particular Progress Report; (c) provide such additional information as Licensor reasonably requests from time to time (including without limitation how Licensee will fund further development).

2.5	Reasonable Delay. If the Licensee is unable to comply with any of the obligations specified in Section 2.3, the Licensee shall give the Licensor written notice thereof (a Delay Notice), including in such notice reasonable documentary evidence supporting such notice and a plan to address such non-compliance. The Licensee shall not be in default hereunder if a failure to comply resulted from the circumstances contemplated by this Section 2.5, which include:

(i)	delays resulting from emerging safety issues that cause the Phase I Trial, the Phase II Trial, or the Phase III Trial of the Licensed Product in question to be put on hold by the relevant regulatory authority or the sponsor, or that mandate further pre-clinical works to be conducted on the Licensed Product in question;

(ii)	technical difficulties caused by a poor pharmacokinetic or pharmacodynamic profile or efficacy in man that requires further formulation or pre-clinical works to be conducted on the Licensed Product in question;

(iii)	delays in patient recruitment to the Phase I Trial, the Phase II Trial or the Phase III Trial of the Licensed Product in question; and/or

(iv)	delays resulting from clinical findings that require further investigations (not including the further investigations agreed in the Development Plan) to be conducted on the Licensed Product.

2.6	Condition Precedent. Notwithstanding anything else in this Agreement, this Agreement shall be conditional on and shall not come into force until such time as the initial fund raising condition precedent (“Initial Funding”) as set out in Section 2.7 below has been satisfied and the Sponsored Research Agreement has been executed within 180 days of the Effective Date or Licensor agrees in writing to waive the Initial Funding condition precedent or any unfulfilled condition precedent as appropriate.

2.7	Initial Funding. The Licensee will use Commercially Reasonable Efforts to raise monies from investors as described as Initial Funding in Schedule 2 to discharge its obligations under this Agreement (including pursuant to Article 2 and Article 4). If the condition precedent for the Initial Funding has not been satisfied and if dedicated funds to progress the agreed Development Plan have not been allocated within 180 days of the Effective Date, then the Licensor may at any time after the 180 days period terminate this Agreement with immediate effect by giving written notice to the Licensee.

2.8	The Licensee will keep the Licensor reasonably apprised of progress with such fundraising activities as envisaged under Schedule 2. Further, the Licensee shall assure that all regulations, rules and laws governing such fundraising are complied with and that such funds will only be used in the furtherance of the Licensee’s corporate purpose and business plan.

ARTICLE 3: LICENSE GRANT

3.1	Grant of Rights. Subject to the terms and conditions of this Agreement including Section Error! Reference source not found., Licensor hereby grants to Licensee an exclusive royalty-bearing right and license under the Licensed IP to make, have made, develop, use, offer for sale, sell, and otherwise commercialize in any manner whatsoever the Licensed Products in the Field, in the Territory. Subject to Section 3.2 below, during the term of this Agreement, Licensor will not grant any right or license to any person to make, have made, use, offer for sale, sell, perform, and/or import or otherwise commercialize in any manner whatsoever any Licensed Product. The Licensee shall not do or procure or purport to authorise the doing of any act within the scope of the Licensed IP other than as permitted in this Agreement. No licence to use any Licensed IP is granted to the Licensee, any Sublicensee or Affiliate or implied except the rights expressly granted in this Agreement.

3.2	Qualification. The Licensor reserves for itself and for Imperial College Innovations, CRUK and their respective employees, students and other researchers, the perpetual, irrevocable, non- exclusive, royalty-free, fully paid-up, worldwide right to use the Licensed IP for the purposes of teaching and carrying out research and development, including granting sublicences to other not- for-profit organizations for the same purposes.

3.3	Sublicensing. Licensee shall be entitled to grant sublicenses to Affiliates and Third Parties provided that:

(a)	prior to grant it informs the Licensor in writing of the terms of any sublicence proposed to be entered into and the identity of the proposed Sublicensee;

(b)	subject to the provisions of Section Error! Reference source not found., such sublicence shall be on arm’s length reflecting the market value of the rights granted and commercial terms consistent with the terms of this Agreement;

(c)	such sublicence shall be in writing and include obligations of confidentiality on the Sublicensee which are no less onerous than the obligations of confidentiality on the Licensee under this Agreement, and shall include provisions giving the Licensor the right to enforce such obligations against the Sublicensee;

(d)	the Licensee has determined, based on reasonable enquiries that the Sublicensee is not a Restricted Person, and the provisions of the sublicence must provide that it shall terminate automatically and immediately in the event that the Sublicensee becomes a Restricted Person at any time during the term of the sublicence;

(e)	as soon as reasonably possible, and in any event within 30 days after the grant of any sublicence (and any amendment that may be made to it from time to time), the Licensee shall provide to the Licensor a true copy of it, provided that this paragraph (e) shall not apply to sublicences that are granted to subcontractors of the Licensee for the sole purpose of allowing such subcontractors to carry out development or manufacturing services for the Licensee;

(f)	such sublicence may provide for the grant of further tiers (i.e. sub-sublicences) only, provided that in each case all of the requirements of this Section Error! Reference source not found. shall apply to all such further tiers of sublicences; and

(g)	any sublicence granted by the Licensee shall be expressed to terminate automatically on the termination of this Agreement for any reason;

(h)	the Licensee shall be responsible for any act or omission of the Sublicensee that, if it were the act or omission of the Licensee would be a breach of this Agreement, as if the act or omission had been that of the Licensee under this Agreement, and the Licensee shall indemnify the Licensor and the other Indemnified Parties against any losses, damages, costs, fees, claims and expenses which are awarded against, or suffered by, the Licensor or any other of the Indemnified Parties as a result of any such act or omission of the Sublicensee.

3.4	Publication.

(a)	Notwithstanding anything else in this Agreement, the Licensor shall be entitled to publish or authorise the publication of the existing and future results of its research work (or the research work of the institutes it funds) relating to the Licensed IP provided that the procedure set out below in Section 3.5(b) is followed. It is acknowledged that publication may occur through submission of a paper to a peer reviewed journal, presentation at a symposium or otherwise.

(b)	In each case a copy of the abstract or manuscript or presentation that is intended for publication shall be provided to the Licensee at least thirty (30) days prior to its intended submission for publication. The Licensee shall within thirty (30) days of receiving the manuscript or presentation be entitled to require the Licensor to delay publication where the Licensee reasonably considers such delay necessary for commercial reasons, including for the protection of an intended patent application. The delay in publication shall be for such time period as the Licensee reasonably requests but in any event publication may not be delayed by the Licensee beyond ninety (90) days from first submission of the abstract, manuscript or presentation to the Licensee under this Section 3.5(b).

ARTICLE 4: PAYMENTS

4.1	Up-Front Payment. Licensee shall pay to the Licensor a one-time license fee in the amount of one hundred and eighty thousand Great British Pounds (£180,000) within fourteen (14) Business Days after the Effective Date.

4.2	Annual Fee. Within thirty (30) days of the first, second, third and fourth anniversary of the Effective Date, Licensee shall pay to the Licensor ten thousand Great British Pounds (£9,000). Within thirty (30) days of the fifth and each subsequent anniversary of the Effective Date and until the calendar year in which the first commercial sale of a Licensed Product occurs, Licensee shall pay to the Licensor eighteen thousand Great British Pounds (£18,000).

4.3	Development Milestone Payments. Within thirty (30) days after the occurrence of each Development Milestone Event set forth below (whether attained by the Licensee or a Sublicensee), Licensee shall pay Licensor the amount indicated below:

Development Milestone Event	Amount Due
Diagnostic Milestones, applicable to each diagnostic Licensed Product, each considered separately
1. Commencement of a Phase I clinical trial for each of the first indications	£45k
2. Commencement of a Phase II clinical trial for each of the first 3 Indications	£225k
3. Commencement of a Phase III clinical trial for each of the first 3 Indications	£630k
4. Grant of US Regulatory Approval (e.g. PMA, 510(k)):	£900k
5. Grant of EU (or UK) Regulatory Approval:	£450k
6. First commercial sale	£900k
7. Aggregate Net Sales worldwide exceeding £10M	£630k
8. Aggregate Net Sales worldwide exceeding £50M	£3.15M
Therapeutic Milestones, applicable to each therapeutic Licensed Product, each considered separately
1. Clearing IND in the United States or any country in the Territory	£90k
2. Commencement of a Phase I clinical trial for each of the first Indication	£225k
3. Commencement of a Phase II clinical trial for each of the first 3 Indications	£630k
4. Commencement of a Phase III clinical trial for each of the first 3 Indications	£1.8M
5. Grant of US Regulatory Approval	£3.6M
6. Grant of MA in EU or UK	£1.8M
7. First commercial sale	£4.5M
8. Aggregate Net Sales worldwide exceeding £100M	£2.7M
9. Aggregate Net Sales worldwide exceeding £500M	£13.5M

4.4	Milestone payments – Clarifications.

(a)	Each milestone will be paid once unless expressly specified in the table in Section 4.3.

(b)	Where a milestone is attained, but one or more milestones earlier in the sequence set out in the tables above have not at that time been attained then nevertheless those earlier milestones shall be deemed to have been attained and the corresponding payments shall be deemed to have become due and payable at the same time as the later milestone is attained.

(c)	Where the Licensor does not receive payment of any sums due to it by the due date, interest shall accrue both before and after any judgement on the sum due and owing to the Licensor at the rate equivalent to an annual rate of four percent (4%) over the then current base rate of NatWest Bank Plc, calculated on a daily basis, until the full amount is paid to the Licensor, without prejudice to the Licensor’s right to receive payment on the due date.

(d)	All costs of transmission and currency conversion shall be borne by the Licensee.

(e)	The Licensee shall notify the Licensor in writing of the occurrence of any milestone event within thirty (30) days of the same.

(f)	A milestone payment will not be payable where the Licensee ceased development and does not attain the milestone for which payment is due upon attaining that milestone.

4.5	Royalties – Covered by a Valid Claim. Subject to Sections 4.7, 4.8 and 4.10 and in countries where Licensed Products are Covered by a Valid Claim, Licensee shall pay to Licensor or its designee royalties in an amount equal to:

(a)	for Diagnostic Products, each considered separately, [***] of the first fifty million Great British Pounds (£50M) of Licensee’s Net Sales of Licensed Products, and [***] of Licensee’s Net Sales of Licensed Products in excess of the first fifty million Great British Pounds (£50M); and

(b)	for Therapeutic Products, each considered separately, [***] of the first five hundred million Great British Pounds (£500M) per annum of Licensee’s Net Sales of Licensed Products and [***] of Licensee’s Net Sales of Licensed Products in excess of the first five hundred million Great British Pounds (£500M).

4.6	Royalties – Not Covered by a Valid Claim. Subject to Sections 4.7, 4.8 and 4.10 and in countries where Licensed Products are not Covered by a Valid Claim, Licensee shall pay to Licensor or its designee royalties in an amount equal to:

(a)	for Diagnostic Products, each considered separately, [***] of the Licensee’s Net Sales of Licensed Products; and

(b)	(b) for Therapeutic Products, each considered separately, [***] of the Licensee’s Net Sales of Licensed Products.

PROVIDED THAT, for as long as there is no Competing Product for the Licensed Product in such countries, the royalty rates specified in paragraphs (a) and (b) of this Section 4.6 shall be doubled.

For the purpose of this Section 4.6, Competing Product means in relation to a Licensed Product, a product that is a radiopharmaceutical product or otherwise has the same mode of action and Indication as the Licensed Product or is directly substitutable for the Licensed Product.

4.7	Royalty Offsets. If it is necessary to pay to a Third Party (whether in the form of a royalty or otherwise) for the right granted to the Licensee under a formal written licence agreement to make, have made, use, sell, offer for sale or import a specific Licensed Product in a given jurisdiction without which licence the Licensed Product could not be used, sold, offered for sale, or imported then the Licensee shall be entitled to an abatement of the royalties payable by the Licensee under Sections 4.5 and 4.6 above. The amount of the abatement shall be 50% of the amount of royalties actually and unconditionally paid to the Third Party licensors provided always that in any circumstances shall the total amount payable to the Licensor under Sections 4.5 and 4.6 will not be reduced by more than 50% in aggregate for all abatements that are claimed by the Licensee pursuant to this section.

4.8	Sublicence Revenues.

(a)	Timing. Licensee shall pay to Licensor the applicable percentage of all Sublicence Revenues under Section (b) within thirty (30) days of the end of the Quarter in which the Sublicence Revenue is received from the relevant Sublicensee. If Sublicence Revenues are not in cash, then the Licensee shall notify the Licensor and the Parties shall discuss and acting reasonably agree if the Licensee will either accept the payment of Sublicence Revenues in kind or fair market value of the item as of the date of receipt by the Licensee or at a later date when the in kind Sublicence Revenues liquidates to its monetary value. For the avoidance of doubt, the percentage share payable to Licensor pursuant to this Section 4.8 shall be due as and when, in Licensor’s sole discretion, acting reasonably and either in kind or in its cash equivalent.

(b)	Quantum. If the sublicense grant to the Sublicensee occurs:

1.	prior to the Licensee dosing the last patient in a Phase I trial related to the most advanced Licensed Product, then Licensee shall pay to Licensor [***] of all Sublicence Revenues

2.	prior recruiting the first patient in a Phase II Clinical Trial related to the most advanced Licensed Product, then Licensee shall pay to Licensor [***] of all Sublicence Revenues; and

3.	prior to recruiting the first patient in a Phase III Clinical Trial related to the most advanced Licensed Product, then Licensee shall pay to Licensor [***] of all Sublicence Revenues.

(c)	Clarification.

1.	In a sublicense with multiple candidates, the development status of the most advanced Licensed Product candidate in the sublicense determines the applicable timing of the sublicense grant under this Section (b).

2.	For the avoidance of doubt and consistent with the definition of “Sublicensing Revenue”, the Licensee’s obligation to pay Licensor under this Section 4.8 applies to all Licensed Products.

4.9	Timing of Royalty Payments. Royalty payments due under Section 4.5 and/or 4.6, above, shall be paid annually within sixty (60) days following the end of each License Year until the first License Year in which aggregate Royalties under Section 4.5 and 4.6 combined reach US $0.5 million. Thereafter, all royalty payments due under Section 4.5 and/or 4.6 shall be paid in Quarterly installments, within sixty (60) days following the end of each Quarter.

4.10	Single Royalty. No more than one royalty payment shall be due and payable on Net Sales of a Licensed Product regardless if such Licensed Product is Covered by more than one Valid Claim.

ARTICLE 5: REPORTS, AUDITS AND FINANCIAL TERMS

5.1	Royalty Reports. Within thirty (30) days after the end of each Quarter, the Licensee shall send to the Licensor a written statement detailing in respect of that Quarter in which a royalty payment under Section 4 is required to be made (including a nil report if appropriate) on a Licensed Product- by-Licensed Product and country-by-country basis: (i) any milestone events achieved by it or any Sublicensee and any milestone payments which became due to the Licensor; (ii) total Net Sales, including a breakdown of deductions made (iii) total gross sales of Licensed Products, (iv) the quantity of each Licensed Products sold or otherwise disposed of by the Licensee or any Sublicensees or their Affiliates in each country in the Territory; (v) the exchange rate used to convert Net Sales from the currency in which they are earned to GBP; (vi) for each sublicence, details of each item of Sublicence Revenue received by the Licensee during that Quarter and the Sublicence Revenue payable to the Licensor thereon; and (vii) the total royalty payments due in respect of that Quarter.

5.2	Additional Financial Terms.

(a)	Payment Method. Payment shall be effected by means of wire transfer to an account identified by Licensor.

(b)	Withholding of Taxes. Provided that it is required to do so by applicable law and subject to Licensee providing Licensor with a valid withholding tax certificate, Licensee shall withhold on Licensor’s behalf any and all withholding tax payable on Licensor’s income levied on account of any payment received by Licensor under this Agreement, and Licensee shall be entitled to deduct such amount from the amounts payable hereunder. The Licensee shall give reasonable assistance to the Licensor to claim exemption from or (if that is not possible) a credit for the deduction or withholding under any applicable double taxation or similar agreement from time to time in force, and shall promptly give the Licensor proper evidence as to the deduction or withholding and payment over of the tax deducted or withheld.

5.3	Accounts and Audit.

(a)	Records. Licensee shall keep accurate books of account containing the particulars of its Net Sales and the calculation of royalties. Such books and records must be maintained available for examination in accordance with this Section 5.3(a) throughout this Agreement and for six (6) calendar years after the termination of this Agreement.

(b)	Appointment of Auditor. Licensor may appoint an independent accounting firm reasonably acceptable to Licensee to inspect the relevant books of account of Licensee to verify any reports or statements provided, or amounts paid or invoiced (as appropriate), by Licensee. Licensee shall be entitled to require the auditor to be subject to a written duty of confidentiality.

(c)	Procedures for Audit. Licensor may exercise its right to have Licensee’s relevant records examined only during the two (2) year period during which Licensee is required to maintain records, no more than once in any calendar year. Licensee is required to make records available for inspection only during regular business hours, only at such place or places where such records are customarily kept, and only upon receipt of at least thirty (30) days advance notice from Licensor.

(d)	Audit Report. The independent accountant will be instructed to provide to Licensor an audit report containing only its conclusions and methodology regarding the audit, and specifying whether the amounts paid were correct and, if incorrect, the amount of any underpayment or overpayment.

(e)	Underpayment and Overpayment. After review of the auditor’s report: (i) if there is an uncontested underpayment by Licensee for all of the periods covered by such auditor’s report, then Licensee shall pay to Licensor the full amount of that uncontested underpayment, and (ii) if there is an uncontested overpayment for such periods, then Licensor shall provide to Licensee a credit against future payments (such credit equal to the full amount of that overpayment), or, if Licensee is not obligated to make any future payments, then Licensor shall pay to Licensee the full amount of that overpayment. Contested amounts are subject to dispute resolution under ARTICLE 11. If the total amount of any such underpayment (as agreed to by Licensee or as determined under ARTICLE 11) exceeds five percent (5%) of the amount previously paid by Licensee for the period subject to audit, then Licensee shall pay the reasonable costs for the audit. Otherwise, all costs of the audit shall be paid by Licensor.

ARTICLE 6: INTELLECTUAL PROPERTY; PATENT PROSECUTION, MAINTENANCE AND ENFORCEMENT.

6.1	Patent Prosecution, Maintenance and Enforcement.

(a)	The ownership of the Licensed Patents and the Future Patents shall (as between the Parties) at all times remain vested solely in the Licensor.

(b)	From the Effective Date, Licensee shall be responsible for the preparation, filing, prosecution, and maintenance of all Licensed Patents and Future Patents and will timely provide to Licensor copies of all relevant documentation relating to such prosecution and Licensee shall otherwise keep such information confidential. Licensee’s counsel shall take instructions only from Licensee and such patent counsel shall be instructed to (i) copy Licensor on patent prosecution documents that are received from or filed with the United States Patent and Trademark Office and foreign equivalent; (ii) provide Licensor with copies of draft submissions to the USPTO prior to filing; and (iii) give reasonable consideration to the comments and requests of Licensor or its patent counsel. All patents and patent applications in Licensed Patents and Future Patents, to the extent assignable in whole or in part to Licensor, shall be assigned to Licensor.

(c)	The Licensee shall keep Licensor reasonably informed in writing as to the prosecution and/or maintenance status of the Licensed Patents and Future Patents and shall promptly provide Licensor with a copy of all submissions made to or responses received from the relevant patent offices and all correspondence to and responses received from the relevant patent agent in relation to the Licensed Patents and Future Patents in each applicable country of the Territory. The Licensee shall notify Licensor at least two (2) month prior to any restriction of scope of any of the Licensed Patents and Future Patents. Licensee will not unreasonably refuse to amend any patent application in Licensed Patents and Future Patents to include claims reasonably requested by Licensor to protect the products contemplated to be sold by Licensee under this Agreement. On a country-by-country and patent-by-patent basis, Licensee may elect to surrender any patent or patent application in Licensed Patents and/or Future Patents in any country upon sixty (60) days advance written notice to Licensor. Such notice shall relieve Licensee from the obligation to manage the prosecution and maintenance of the patent to which its notice relates or to pay for Future Patent costs but shall not relieve Licensee from responsibility to pay patent costs incurred prior to the expiration of the sixty (60) day notice period. Such U.S. or foreign patent application or patent shall thereupon cease to be a Licensed Patent hereunder, Licensee shall have no further rights therein and Licensor shall be free to license its rights to that particular U.S. or foreign patent application or patent to any other party on any terms. Licensor shall have the right to take over the prosecution and maintenance of any Licensed Patent that Licensee proposes to surrender by giving written notice to Licensee within the said 60 days notice period. Licensee shall procure that its patent counsel transfers to Licensor all of its patent files that relate to the Licensed Patent in a timely manner.

(d)	Each Party shall promptly provide written notice to the other in the event it becomes aware of any actual or probable infringement of any of the Licensed Patents and/or Future Patents in or relevant to the Field or of any Third Party claim regarding the enforceability or validity of any Licensed Patents and/or Future Patents (“Infringement Notice”). Licensee shall, in cooperation with Licensor, use reasonable efforts to terminate infringement without litigation.

(e)	If infringing activity has not been abated within ninety (90) days following the date the Infringement Notice takes effect, then Licensee may, following consultation with Licensor, in its sole discretion and at its sole expense, take action against any alleged infringer or in defense of any such claim with respect to any Patent Right for which Licensee has exclusive rights under this Agreement. Licensor will consent to be joined to such proceedings if that is necessary to give to Licensee standing in such action. Any recovery obtained by Licensee as the result of legal proceedings initiated and paid for by Licensee pursuant to this Section 6.1(e), after deduction of Licensee’s reasonable out-of-pocket expenses incurred in securing such recovery, shall be deemed to be Net Sales of Licensed Products or, as appropriate Sublicence Revenue in the Quarter in which such recovery was received and royalties shall be due and payable thereon accordingly.

(f)	If Licensor is joined in a suit initiated by Licensee, then the Licensee will pay any costs incurred by Licensor arising out of such suit, including but not limited to, reasonable legal fees of counsel that Licensor selects and retains to represent it in the suit.

(g)	If Licensee declines either to cause such infringement to cease (e.g. by settlement or injunction) or to initiate and thereafter diligently maintain legal proceedings against the infringer other than as part of a mutually agreed upon bona fide strategy, developed with the guidance of outside patent counsel, to preserve the Licensed Patents, Licensor may, in its sole discretion and at its sole expense, take action against such alleged infringer or in defense of any such Third Party claim. Any recovery obtained by Licensor as the result of any such legal proceedings shall be for the benefit of Licensor only.

6.2	Payment of Patent Expenses. After the Effective Date, the Licensee shall bear all the costs and expenses in relation to the prosecution and maintenance of the Licensed Patents incurred since filing the priority application and which as regards costs that have already been incurred and paid by Licensor will be payable: (i) in two equal tranches, the first of which will be paid within six (6) months of the Effective Date, and the second of which will be paid within twelve (12) months of the Effective Date, and (ii) subject to Licensor issuing to Licensee appropriate invoices and other reasonable documentary evidence in support of the amounts payable under this Section 6.2.

ARTICLE 7: TERM AND TERMINATION

7.1	Termination.

(a)	Material Breach. Either Party may terminate this Agreement prior to its expiry for any material breach by the other Party, provided, that, the Party seeking to terminate shall have first given the breaching Party notice of such material breach (Breach Notice) with reasonable particulars of the material breach, and the Party receiving the Breach Notice failed to cure that material breach within sixty (60) days after the date of receipt of the Breach Notice; provided, that, if the breaching Party responds to the Breach Notice by providing a Dispute Notice pursuant to ARTICLE 11 to the Party seeking to terminate within ten (10) days after the date of receipt of the Breach Notice, the Party alleging the material breach may not terminate this Agreement until completion of the Resolution Period pursuant to ARTICLE 11.

(b)	Bankruptcy. Licensor shall have the right to terminate this Agreement prior to its expiry upon notice to Licensee, in the event that: (i) Licensee seeks protection of any bankruptcy or insolvency law other than with the prior consent of Licensor, or (ii) a proceeding in bankruptcy or insolvency is filed by or against Licensee and not withdrawn, removed or vacated within 120 days of such filing, or there is adjudication by a court of competent jurisdiction that Licensee is bankrupt or insolvent.

(c)	Termination at Will by Licensee. Licensee shall have the right to terminate this Agreement prior to its expiry upon notice to Licensor without cause, effective no fewer than ninety (90) days following the date of such notice.

(d)	Termination by Licensor. Licensor may terminate this Agreement: with immediate effect by giving written notice to Licensee if (i) Licensee becomes Affiliated with a Restricted Person or if Licensee or/and Affiliate of Licensee enters into a business relationship with a Restricted Person at any time, or (ii) If the condition precedent for the Initial Funding has not been satisfied within 180 days of the Effective Date; upon thirty (30) days written notice to the Licensee if the Licensee: (iii) suspends or discontinues, other than for scientific, regulatory or technical reasons, the development (including prosecuting applications for Regulatory Approval) of Licensed Products for a period of more than six (6) months in any period of twelve months; or (iv) ceases to be able to finance the work under the Development Plan as the costs of that work fall due and, in the reasonable opinion of the Licensor, there is no reasonable prospect that the Licensee will be able to raise the necessary financing within a reasonable period of time, not to exceed nine (9) months; or (v) ceases to carry on business in the Field or notifies the Licensor in writing that it intends to do so.

7.2	Effect of Termination.

(a)	Upon any termination of this Agreement pursuant to Section 7.1 (but for clarity, not in the case of its expiry or for Licensor’s breach), all rights and licenses granted to Licensee under ARTICLE 3, shall immediately terminate on and as of the effective date of termination as provided in Section 7.1 and the Licensee shall (and shall procure that its Sublicensees and Affiliates shall) immediately cease to use and exploit the Licensed IP in any way, either directly or indirectly, except that Licensee shall have the right to continue to sell Licensed Products manufactured prior to the effective date of such termination until the sooner of: (i) one hundred and eighty (180) days after the effective date of termination, or (ii) the exhaustion of Licensee’s then existing inventory of Licensed Products.

(b)	Upon termination of this Agreement pursuant to Section 7.1 (but for clarity, not in the case of its expiration or for Licensor’s breach):

(i)	Licensee shall discontinue making any representation regarding its status as a licensee of Licensor for Licensed Products. Subject to Section 7.2(a), above, Licensee shall cease conducting any activities with respect to the marketing, promotion, sale or distribution of Licensed Products.

(ii)	Licensee shall exclusively assign the Future Patents to the Licensor absolutely and free of encumbrances. The ownership and management of the assigned Future Patents under this Section 7.2(b)(ii) will be discussed between the Licensor in good faith.

(iii)	the Licensee hereby grants to the Licensor an exclusive, perpetual, irrevocable, free of charge, worldwide licence to research, develop make, have made, market, use and exploit products and services falling within the scope of the Intellectual Property generated by the Licensee in the course of exercising its rights under this Agreement (“Arising IP”). The Licensee shall within one (1) month of the date of termination of this Agreement disclose to the Licensor and to no-one else the Know-How and materials generated by the Licensee in the course of exercising its rights under this Agreement and details of all Intellectual Property falling within the scope of this subsection 7.2(b)(ii).

(iv)	Licensor shall be solely responsible for the prosecution and maintenance of all Patents comprised within Arising IP. The Licensee shall within one (1) month of the date of termination of this Agreement transfer to the Licensor (or Licensor’s nominee) all Arising IP, and all any documents and information within the Licensee’s control relating to the filing and prosecution of any Patents comprised in Arising IP;

(v)	All sublicences shall terminate, provided that the Licensor may contemporaneously with the termination require Licensee to transfer all or at Licensor’s discretion selected sublicences to the Licensor or to an entity nominated by the Licensor. Licensee shall cooperate in good faith with the Licensor as regards any transfer requested by the Licensor including facilitating the negotiation and entry into of one or more novation agreements or assignments as requested by the Licensor at the time.

(vi)	the Licensee shall, at Licensor’s request, transfer to the Licensor (or its nominee) as soon as practicable any Regulatory Authorisations, price approvals and other permits and applications relating to Licensed Products;

(vii)	the Licensee shall, within fourteen (14) days of notice of termination of this Agreement provide the Licensor with a final written statement detailing, in respect of the time elapsed since the last Progress Report under Section 2.4, the matters set out in Section 2.4.

(c)	Upon termination of this Agreement pursuant to Section 7.1, each Party shall promptly return to the other Party all relevant records and materials in its possession or control containing or comprising the other Party’s Confidential Information and to which the Party does not retain rights hereunder.

(d)	Termination of this Agreement through any means and for any reason pursuant to Section 7.1 (but for clarity, not in the case of its expiry), shall not relieve the Parties of any obligation accruing prior thereto, including the payment of all sums due and payable, and shall be without prejudice to the rights and remedies of either Party with respect to any antecedent breach of any of the provisions of this Agreement. For clarity, payment of royalties and all other sums to Licensor shall become due and payable to Licensor immediately upon notice of termination of this Agreement.

7.3	Survival. Sections 5.3, 7.2, 8, 9, 10, 11, 12 shall survive termination of this Agreement for any reason.

ARTICLE 8: REPRESENTATIONS AND WARRANTIES

8.1	Mutual Representations and Warranties. Licensor and Licensee each represents and warrants as follows:

(a)	It has the right and authority to enter into this Agreement and all action required to be taken on its behalf, its officers, directors, partners and stockholders necessary for the authorization, execution, and delivery of this Agreement and, the performance of all of its obligations hereunder, and this Agreement, when executed and delivered, will constitute valid and legally binding obligations of such Party, enforceable in accordance with its terms, subject to: (i) laws limiting the availability of specific performance, injunctive relief, and other equitable remedies; and (ii) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights generally;

(b)	It has read this Agreement, with assistance from its counsel of choice. It understands all of this Agreement’s terms. It has been given a reasonable amount of time to consider the contents of this Agreement before each Party executed it. It agrees that it is executing this Agreement voluntarily with full knowledge of this Agreement’s legal significance; and

(c)	It has made such investigation of all matters pertaining to this Agreement that it deems necessary, and does not rely on any statement, promise, or representation, whether oral or written, with respect to such matters other than those expressly set forth herein. It agrees that it is not relying in any manner on any statement, promise, representation or understanding, whether oral, written or implied, made by any Party, not specifically set forth in this Agreement. It acknowledges that, after the Effective Date, it may discover facts different from or in addition to those which it now knows or believes to be true. Nevertheless, it agrees that this Agreement shall be and remain in full force and effect in all respects, notwithstanding such different or additional facts.

8.2	Representations and Warranties of Licensor. Licensor represents and warrants that:

(a)	it has the legal capacity and the full legal right to grant to Licensee all the rights granted hereunder and to perform its obligations hereunder;

(b)	as far as it is aware it has good title in and to the Licensed Patents which is supported by documentation in relation to the chain of title from the inventors of the Licensed Patents; and;

(c)	As far as it aware by entering into this Agreement, Licensor will not breach any of the terms or conditions of any agreement with any third party.

8.3	Save as expressly set out at Section 8.2, Licensor does not give any warranty, representation or undertaking in relation to the Licensed IP, including any warranty, representation or undertaking:

(a)	as to the efficacy, usefulness, completeness or accuracy of the Licensed IP; or

(b)	that it owns all necessary property and other rights in the Licensed IP; or

(c)	that any of the Licensed Patents is or will be valid or subsisting or that any of the applications within the Licensed Patents will proceed to grant; or

(d)	that the use of any Licensed IP, including without limitation any invention claimed in a Licensed Patent, or the exercise of any rights granted under this Agreement will not infringe the intellectual property or other rights of any other person.

8.4	The Licensor’s aggregate liability for breach of one or more of the warranties in this Section 8 shall be limited to fifty thousand pounds (£50,000).

ARTICLE 9: INDEMNIFICATION

9.1	Indemnification by Licensee. Licensee shall defend, indemnify and hold harmless Licensor, CRUK, its Affiliates, and their respective officers, directors, shareholders, employees and agents (“Licensor Indemnitees”) from and against any and all third party liabilities , claims, suits, and expenses, including reasonable attorneys’ fees (collectively, “Losses”), arising out of or are in any way attributable to: (i) the material breach of any representation or warranty made by Licensee under this Agreement, (ii) the research, development, marketing, approval, manufacture, packaging, labeling, handling, storage, transportation, use, distribution, promotion, marketing or sale of Licensed Products by or on behalf of Licensee, any of its Affiliates or a Sublicensee or any other exercise of rights under this Agreement or pursuant to any sublicense, or (iii) the negligence, willful misconduct or failure to comply with applicable law by a Licensee, an Affiliate of Licensee, or a Sublicensee, or (iv) the exercise of the rights granted in Article 3 by the Licensee or a Sublicensee or the actions of any Affiliate of any of them in relation to the Licensed Product.

9.2	Procedure. The indemnities set forth in this ARTICLE 9 are subject to the condition that the Party seeking the indemnity shall forthwith notify the indemnifying Party on being notified or otherwise made aware of a liability, claim, suit, action or expense and that the indemnifying Party defend and control any proceedings with the other Party being permitted to participate at its own expense (unless there shall be a conflict of interest which would prevent representation by joint counsel, in which event the indemnifying Party shall pay for the other Party’s counsel); provided, that, the indemnifying Party may not settle the liability, claim, suit, action or expense, or otherwise admit fault of the other Party or consent to any judgment, without the written consent of the other Party (such consent not to be unreasonably withheld). Notwithstanding the foregoing, no delay in the notification of the existence of any claim of Loss shall cause a failure to comply with this Section 9.2 as long as such delay shall not have materially impaired the rights of the indemnifying Party.

9.3	Insurance. Licensee shall take out with a reputable insurance company, and maintain, adequate insurance cover, including product, professional, and public liability insurance and insurance against all loss of and damage to property (whether real, personal or intellectual) and injuries to persons (including death). Licensee shall make its insurance policy and renewal receipts available to Licensor on request from time to time. Licensee shall ensure that such insurance continues in force throughout the term of this Agreement and until at least 3 years after the last sale or supply of any Licensed Product by it or any of its Affiliates or its or their respective Sublicensees.

9.4	Limitation. Notwithstanding anything contained in this Agreement to the contrary, except in relation to the indemnification obligations under section 9.1 and any breach of ARTICLE 10 (i) in no event shall either party be liable to the other party for any special, punitive, consequential, indirect, or incidental damages (including loss of profits, costs of procuring substitute goods, lost business or enhanced damages for intellectual property infringement) whether based upon breach of warranty, breach of contract, negligence, strict liability in tort or any other legal theory, and (ii) in no event shall Licensor and/or CRUK be liable to Licensee for an aggregate amount in excess of one hundred thousand pounds sterling (£100,000) for any and all claims.

ARTICLE 10: CONFIDENTIALITY

10.1	Confidential Information. During the Term of this Agreement and for five (5) years thereafter without regard to the means of termination each party shall not use, for any purpose other than the purpose contemplated by this Agreement, or reveal or disclose the other party’s Confidential Information to any Third Party. Without limiting the foregoing, Licensor shall not use, for any purpose other than the purpose contemplated by this Agreement, or reveal or disclose to any Third Party Licensee’s Confidential Information. The Parties shall take reasonable measures to assure that no unauthorized use or disclosure is made by others to whom access to such information is granted.

10.2	Exceptions. Notwithstanding the foregoing, a Party may use and disclose Confidential Information of the other Party as follows:

(a)	was, prior to its receipt by the receiving party from the disclosing party, in the possession of the receiving party without any obligations of confidence; or

(b)	is subsequently disclosed to the receiving party, without any obligations of confidence, by a third party who is entitled to disclose it without breaching any confidentiality obligations to the disclosing party; or

(c)	is or becomes generally available to the public through no fault of the receiving party or its Affiliates or Sublicensees or its or their representatives; or

(d)	(d) is independently developed by or on behalf of the receiving party, as evidenced by written records, without reference to the Confidential Information of the disclosing party.

10.3	Certain Obligations. During the Term and for a period of five (5) years thereafter, Licensee, with respect to Licensor Confidential Information, and Licensor, with respect to Licensee Confidential Information, agree:

(a)	to use such Confidential Information only for the purposes contemplated under this Agreement;

(b)	to treat such Confidential Information as it would its own proprietary information which in no event shall be less than a reasonable standard of care;

(c)	to take reasonable precautions to prevent the disclosure of such Confidential Information to a Third Party without written consent of the other Party; and

(d)	to only disclose such Confidential Information to those employees, agents and Third Parties who have a need to know such Confidential Information for the purposes set forth herein and who are subject to obligations of confidentiality no less restrictive than those set forth herein.

10.4	Termination. Upon termination of this Agreement pursuant to Section 7.1 (but for clarity, not in the case of its Expiration), and upon the request of the disclosing Party, the receiving Party shall promptly return to the disclosing Party or destroy all copies of Confidential Information received from such Party, and shall return or destroy, and document the destruction of, all summaries, abstracts, extracts, or other documents which contain any Confidential Information of the other Party in any form, except that each Party shall be permitted to retain a copy (or copies, as necessary) of such Confidential Information for archival purposes or to enforce or verify compliance with this Agreement, or as required by any applicable law or regulation.

10.5	Publicity. Neither Party shall make, or procure or permit the making of, any announcement which relates to this Agreement or the matters contained in it, or make any use of the name, logos or trade marks of the other Party (including in the case where the other is CRT, that of CRUK) in connection with this Agreement, without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed), except to the extent required by law or any public body with appropriate jurisdiction. Notwithstanding the foregoing, each Party shall be entitled to announce or otherwise make public the existence of this Agreement and its subject matter, provided that the commercial terms of this Agreement shall not be disclosed without the prior written consent of the other Party.

ARTICLE 11: DISPUTE RESOLUTION

11.1	All Disputes shall be first referred to the Chief Business Officer for CRT and to the Chief Executive Officer of Licensee for resolution, prior to proceeding under the other provisions of this ARTICLE 11. A Dispute shall be referred to such executives upon one Party (the “Initiating Party”) providing the other Party (the “Responding Party”) with notice that such Dispute exists (“Dispute Notice”), together with a written statement describing the Dispute with reasonable specificity and proposing a resolution to such Dispute that the Initiating Party is willing to accept, if any. Within ten (10) days after having received such statement and proposed resolution, if any, the Responding Party shall respond with a written statement that provides additional information, if any, regarding such Dispute, and proposes a resolution to such Dispute that the Responding Party is willing to accept, if any. If not otherwise resolved, the Parties shall engage in good faith efforts to negotiate a resolution to resolve the Dispute for the following fifteen (15) days (the “Resolution Period”). In the event that such Dispute is not resolved during the Resolution Period, either Party shall be entitled to request that the Parties convene for a non-binding mediation in accordance with the WIPO mediation rules (“Mediation”) within 30 days of the date of so requesting. If, within seven (7) days of either Party requesting Mediation within such 30-day period, the Parties agree that the matter in question would be assisted by Mediation, the Parties shall appoint an experienced and suitably qualified (single) mediator by mutual agreement within a further fourteen (14) day period or, failing which, the mediator shall be appointed by the WIPO Arbitration and Mediation Center. If each Party has agreed to convene for the Mediation, each Party shall: (i) cooperate fully with the mediator and provide such assistance as is necessary to enable the mediator to discharge his/her duties; and (ii) bear its own costs in connection with the Mediation, and the fees and expenses of the mediator will be paid by the Parties in equal proportions unless otherwise determined by the mediator.

ARTICLE 12: GENERAL

12.1	Assignment and Delegation. Except as expressly provided in this Section 12.1, neither this Agreement nor any right or obligation hereunder shall be assignable in whole or in part, whether by operation of law, or otherwise by Licensee without the prior written consent of Licensor, except that Licensee may assign or transfer its rights and obligations under this Agreement to a Person that succeeds to all or substantially all of Licensee’s business or assets, whether by sale, merger, operation of law or otherwise

12.2	Entire Agreement. This Agreement contains the entire agreement between the Parties relating to the subject matter hereof, and all prior understandings, representations and warranties between the Parties are superseded by this Agreement.

12.3	Amendments. Changes and additional provisions to this Agreement shall be binding on the Parties only if agreed upon in writing and signed by the Parties.

12.4	Applicable Law. Law and jurisdiction. This Agreement (and any dispute or claim relating to it or its subject matter, its enforceability or its termination (including non-contractual claims)) shall be governed by and construed in accordance with English law and shall be subject to the exclusive jurisdiction of the English courts to which the Parties hereby irrevocably submit, except that a Party may seek an interim injunction in any court of competent jurisdiction.

12.5	Force Majeure. If the performance of this Agreement or any obligations hereunder is prevented, restricted or interfered with by reason of earthquake, fire, flood or other casualty or due to strikes, riot, storms, explosions, pandemic, acts of God, war, terrorism, or a similar occurrence or condition beyond the reasonable control of the Parties, the Party so affected shall, upon giving prompt notice to the other Parties, be excused from such performance during such prevention, restriction or interference, and any failure or delay resulting therefrom shall not be considered a breach of this Agreement, provided that lack of funds shall not be interpreted as a cause beyond the reasonable control of that Party.

12.6	Severability. The Parties do not intend to violate any public policy or statutory common law. However, if any sentence, paragraph, section or combination of this Agreement is in violation of any law or is found to be otherwise unenforceable, such sentence, paragraph, section or combination of the same shall be deleted and the remainder of this Agreement shall remain binding, provided, that, such deletion does not alter the basic purpose and structure of this Agreement.

12.7	Notices. All notices, requests, demands, and other communications relating to this Agreement shall be in writing in the English language and shall be delivered in person or by delivery service or international courier with package tracing capability. Notices shall be sent via a service which provides traceability of packages and signature confirmation and shall be deemed to have been given on the date actually received. Notices shall be sent as follows:

Notices to Licensor:	with a copy to:

Notices to Licensee:	with a copy to:

Either Party may change its address for notices or facsimile number at any time by sending notice to the other Party.

12.8	Independent Contractor. Nothing herein shall create any association, partnership, joint venture, fiduciary duty or the relation of principal and agent between the Parties hereto, it being understood that each Party is acting as an independent contractor, and neither Party shall have the authority to bind the other or the other’s representatives in any way.

12.9	Waiver. No delay on the part of either Party hereto in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right. No waiver of this Agreement or any provision hereof shall be enforceable against any Party hereto unless in writing, signed by the Party against whom such waiver is claimed, and shall be limited solely to the one event.

12.10	Interpretation. This Agreement has been prepared jointly and no rule of strict construction shall be applied against either Party. In this Agreement, the singular shall include the plural and vice versa and the word “including” shall be deemed to be followed by the phrase “without limitation.” The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12.11	Counterparts. This Agreement may be executed in counterparts, each of which together shall constitute one and the same Agreement. For purposes of executing this agreement, a facsimile copy or an emailed PDF of this Agreement, including the signature pages, will be deemed an original.

[Signature page to follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representatives.

Cancer Research Technology Limited		Radiopharm Theranostics Limited

By:	/s/ Tony Hickson	By:

Name	Tony Hickson	Name

Title:	Chief Business Officer	Title:

Schedule 1

Development Plan on the Effective Date

Key Milestones

Predicated on Eric Aboagye’s delivery of therapeutic candidate in 2Q22

The vicissitudes inherent in dx and tx development, that cause delays by reason of e.g. recruitment difficulties, AEs and manufacturing technical difficulties will be accounted for in the timelines

DX Milestones

cGMP production of precursor initiation	3Q22
GLP Tox initiation	2Q23
Validation of personalized dosimetry	4Q23
Ph 3 Initiated	2Q24

TX Milestones

cGMP manufacturing of precursor Initiated	4Q22
GLP toxicology study Initiated	3Q23
IND/IPMD - approval	2Q24
Ph 1 Initiated	2Q24
Ph 2 Initiated	4Q26
Ph 3 Initiated	2Q29

Key Activities

1.	Professor Aboagye produces an iodo-pivalate. Exactly how is not yet precisely known, hence the “sponsored research agreement”. Or, if it’s not technically possible to produce iodo-pivalate exactly, then a similar compound that is still a substrate for fatty acid synthetase. Regardless, design specifications require that the test article can be labeled with (non-radioactive) Iodine-127 for nonclinical toxicology, I-123 for SPECT-CT imaging, I-131 for therapy plus imaging, and I- 125 for autoradiography (and maybe some therapeutic effect, too!)
2.	His lab conducts enough nonclinical studies to convince all concerned that we have a viable composition of matter worth testing.
3.	RPT will pay to have his method of synthesis translated to an industrial setting that can produce cGMP material.
4.	RAT will pay for the for-registration quality studies of the compound. We can start in healthy volunteers under ARSAC and ERC/EERB guidance (that complies with EUR ATOM 2013 guidelines). Just a quick look at biodistribution in a very few healthy volunteers and then we can move to a traditional Phase 1a multicenter single ascending dose trial.
5.	If the iodo-pivalate survives its futility hurdles by showing it can deliver potentially therapeutic doses of radiation (maybe 60 Gray) before inducing tox-limiting adverse events (probably on bone marrow) then will move to re-tooling with an Astetine-211 version of the test article.

Schedule 2

Fundraising Plan

The Licensee’s fundraising plan comprises:

1.	An initial pre-IPO financing which raised AU$20M.
2.	An IPO on the Australian ASX to raise an additional AU$50M to be raised by 180 days from the Effective Date.